G.research, LLC
(A Wholly-owned Subsidiary of Morgan Group Holding Co.)
<u>**(SEC I.D. No. 8-21373)**</u>

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

****

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-21373

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1 ,2020 (MM/DD/YY) AND ENDING December 31,2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Corporate Center
(No. and Street)

Rye	NY	10580-1422
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joseph L. Fernandez (914) 921-5216
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

151 West 42nd St, 19th Floor	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, Joseph L Fernandez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of G.research, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial & Operations Principal

Title

Notary Public

PETER D. GOLDSTEIN
Notary Public, State of New York
No. 02GO4771798
Qualified in New York County
Commission Expires April 22, 20 22

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

G.research, LLC
(A Wholly-owned Subsidiary of Morgan Group Holding Co.)

Statement of Financial Condition

December 31, 2020

Contents



RSM US LLP

Report of Independent Registered Public Accounting Firm

Member of G.research, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of G.research, LLC (the Company) as of December 31, 2020, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2021.

New York, New York
April 5, 2021

G.research, LLC
(A Wholly-owned Subsidiary of Morgan Group Holding Co.)

Statement of Financial Condition

December 31, 2020

Cash and cash equivalents	$	4,424,956
Receivables from brokers and clearing organizations		66,211
Receivables from affiliates		64,723
Deposits with clearing organizations		200,000
Income taxes receivable (including Deferred Tax Asset of $0)		237,597
Fixed assets, net of accumulated depreciation of $40,957		33,915
Other assets		214,966
Total assets	$	5,242,368
Liabilities and member's capital		
Compensation payable	$	455,492
Payables to affiliates		29,376
Income tax payable		46,849
Accrued expenses and other liabilities		380,946
Total liabilities		912,663
Member's capital:		
Common stock, $.01 par value; 200 shares authorized,		
issued and outstanding		2
Additional paid-in capital		47,391,220
Accumulated deficit		(43,061,517)
Total member's capital		4,329,705
Total liabilities and member's capital	$	5,242,368

See accompanying notes.

A. Organization and Business Description

G.research, LLC (the "Company") previously a wholly-owned subsidiary of Institutional Services Holdings, LLC, which, in turn, is a wholly-owned subsidiary of Associated Capital Group, Inc. ("AC").   On October 31, 2019, AC closed a transaction whereby Morgan Group Holding Co. ("Morgan Group") acquired the Company in exchange for issuing 50,000,000 shares of Morgan Group common stock to AC. Accordingly, G.research, LLC became a wholly owned subsidiary of Morgan Group (the "Parent"). After the transaction, AC has an 83.3% ownership interest in Morgan Group.

The Company had become a subsidiary of AC effective November 30, 2015, subsequent to a spin-off transaction from GAMCO Investors, Inc. ("GBL"); it was a majority-owned subsidiary of GBL prior to that date. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is regulated by the Financial Industry Regulatory Authority ("FINRA").

The Company provides institutional investors and investment partnerships with investment research on numerous industries and special situations, with a particular focus on small-cap and mid-cap companies. The team of sell-side analysts follows industry sectors on a global basis and performs fundamental security analysis using a Private Market Value ("PMV") framework. PMV investing is a disciplined, research-driven approach based on security analysis. In this process, the analyst selects stocks whose intrinsic value, based on the analyst's estimate of current asset value and future growth and earnings power, is significantly different from the public market value as reflected in the public market. PMV is defined as the price an informed industrial buyer would be likely to pay to acquire the business. The research focuses on company fundamentals, cash flow statistics, and catalysts that will help realize returns.

The Company generates brokerage commission revenues from securities transactions executed on an agency basis on behalf of institutional clients and mutual funds, private wealth management clients and retail customers of affiliated companies. The Company generates revenue from syndicated underwriting activities. It primarily participates in the offerings of certain closed-end funds advised by Gabelli Funds, LLC, a wholly-owned subsidiary of GBL. The Company also earns investment income generated from its proprietary trading activities.

The Company acts as an introducing broker, and all securities transactions for the Company and its customers are cleared through and carried by three New York Stock Exchange ("NYSE") member firms on a fully disclosed basis. The Company has Proprietary Accounts of Introducing Brokers ("PAIB") agreements with these firms. Accordingly, open customer transactions are not reflected in the accompanying Statement of Financial Condition. The Company is exposed to credit losses on these open transactions in the event of nonperformance by its customers, pursuant to conditions of its clearing agreements with its clearing brokers.

G.research, LLC
(A Wholly-owned Subsidiary of Morgan Group Holding Co.)

Notes to Statement of Financial Condition (continued)

December 31, 2020

This exposure is reduced by the clearing brokers' policy of monitoring the collateral and credit of the counterparties until the transaction is completed.

The Company's principal market is in the United States.

B. Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents may consist of cash and highly liquid investments with original maturities of less than three months. The Company's investment in an affiliated money market mutual fund meets the criteria to qualify as a cash equivalent. Cash equivalents consist of an affiliated money market mutual fund, which is invested solely in U.S. Treasuries. Cash equivalents are valued using the mutual fund's net asset value (NAV) to measure fair value. Accordingly, cash equivalents are categorized in Level 1 of the fair value hierarchy

Deposits with Clearing Organizations

Deposits with clearing organizations is restricted cash held at the clearing organizations.

Segment Analysis

The Company is one segment for reporting purposes.

Fair Value of Financial Instruments

The carrying amounts of all financial instruments in the Statement of Financial Condition approximate their fair values.

The Company's financial instruments have been categorized based upon a fair value hierarchy:

- Level 1 inputs utilize unadjusted quoted prices in active markets for identical assets or liabilities. Level 1 assets include cash equivalents.
- Level 2 inputs utilize inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. As of and during the year ended December 31, 2020, there were no Level 2 securities owned.

G.research, LLC
(A Wholly-owned Subsidiary of Morgan Group Holding Co.)

Notes to Statement of Financial Condition (continued)

December 31, 2020

- Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. These assets include infrequently traded common stocks. As of and during the year ended December 31, 2020, there were no Level 3 securities owned.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. Investments are transferred into and out of any level at their beginning period values.

The availability of observable inputs can vary from instrument to instrument and is affected by a wide variety of factors, including, for example, the type of instrument, whether the instrument is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized as Level 3.

In the absence of a closing price, an average of the bid and ask is used. Bid prices reflect the highest price that market participants are willing to pay for an asset. Ask prices represent the lowest price that market participants are willing to accept for an asset.

Cash equivalents – Cash equivalents consist of an affiliated money market mutual fund, which is invested solely in U.S. Treasuries. Cash equivalents are valued using the mutual fund's net asset value (NAV) to measure fair value. Accordingly, cash equivalents are categorized in Level 1 of the fair value hierarchy.

Receivables from Affiliates/Payables to Affiliates

Receivables from affiliates consist of receivables from certain affiliates for expenses paid on their behalf. Payables to affiliates are primarily comprised of amounts payable related to sales manager fees and expenses paid on behalf of the Company due to AC. See Note C.

Fixed Assets

Fixed assets are recorded at cost and depreciated using the straight-line method over their estimated useful lives of four to seven years.

G.research, LLC
(A Wholly-owned Subsidiary of Morgan Group Holding Co.)

Notes to Statement of Financial Condition (continued)

December 31, 2020

Income Taxes

A single member LLC would generally not record an income tax provision as it is disregarded as an entity for federal income tax purposes. However, the Company was a member of a tax sharing agreement among members of the AC consolidated tax group and recorded an income tax benefit as of August 5, 2020. The Company historically settles either the income tax benefit or expense with AC on a monthly basis, but not less than annually. On August 5, 2020, AC distributed all its shares of Morgan Group. For federal income tax purposes, the transaction was considered a tax-free spin-off under IRC Section 355. Therefore, the Company will settle any income tax benefit or expense with AC up to the date of the spin-off. Morgan Group will be required to file standalone federal and state tax returns from the date of the spin-off.

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income tax expense/benefit in the period that includes the enactment date of the change in tax rate.

The Company records net deferred tax assets to the extent the Company believes these assets will more likely than not be realized. A valuation allowance would be recorded to reduce the carrying value of deferred tax assets to the amount that is more likely than not to be realized. In making such a determination of whether a valuation allowance is necessary, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. In the event the Company were to determine that the Company would be able to realize the Company's deferred income tax assets in the future in excess of their net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company records uncertain tax positions in accordance with Accounting Standards Codification ("ASC") Topic 740 on the basis of a two-step process: (1) the Company determines whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position; and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is greater than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company recognizes the accrual of interest on uncertain tax positions and penalties in income tax benefit on the Statement of Operations. Accrued interest and penalties on uncertain tax positions are included within accrued expenses and other liabilities on the Statement of Financial Condition.

G.research, LLC
(A Wholly-owned Subsidiary of Morgan Group Holding Co.)

Notes to Statement of Financial Condition (continued)

December 31, 2020

Use of Estimates

The Company's Statement of Financial Condition is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition and the reported amounts of revenues and expenses during that reporting period. Actual results could differ from those estimates.

Recent Accounting Developments

In June 2016, the FASB issued ASU 2016-13, *Accounting for Financial Instruments - Credit Losses (Topic 326)* ("ASU 2016-13"), which requires an organization to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Currently, U.S. GAAP requires an "incurred loss" methodology that delays recognition until it is probable a loss has been incurred. Under ASU 2016-13, the allowance for credit losses must be deducted from the amortized cost of the financial asset to present the net amount expected to be collected. This guidance is effective for the Company on January 1, 2020 using a modified retrospective transition method, which will result in a cumulative-effect adjustment in retained earnings upon adoption. The Company has performed the analysis on the transition to this new guidance and it is not expected to have a material impact on the Statement of Financial Condition.

C. Related Party Transactions

At December 31, 2020, the Company had an investment of $4,404,043 in The Gabelli U.S. Treasury Money Market Fund advised by Gabelli Funds, LLC, which is an affiliate of the Company. The amount is recorded in cash and cash equivalents in the Statement of Financial Condition.

In 2020, the Company earned approximately 64%, of its commission revenue from transactions executed on behalf of funds advised by Gabelli Funds, LLC and private wealth management clients advised by GAMCO Asset Management Inc., a wholly-owned subsidiary of GBL.

During 2020, the Company participated as agent in the secondary offering of the GAMCO Global Gold, Natural Resources & Income Trust ("GGN"). The Company participated in the secondary offerings of the preferred stock of an affiliated closed end fund during 2020 as a participant in the underwriting selling groups.

G.research, LLC
(A Wholly-owned Subsidiary of Morgan Group Holding Co.)

Notes to Statement of Financial Condition (continued)

December 31, 2020

The Company pays AC a management fee equal to 20% of the Company's year-to-date pretax profits before consideration of this fee. In 2020, the Company did not pay AC this fee.

AC has a sublease agreement with GBL that currently expires on April 1, 2020, which is subject to annual renewal. AC allocates this expense to the Company based on the percentage of square footage occupied by the Company's employees (including pro rata allocation of common space). Pursuant to the sublease, AC and its subsidiaries shall pay a monthly fixed lease amount for the twelve month contractual period.

D. Fair Value

The following table presents information about the Company's assets and liabilities by major category measured at fair value on a recurring basis as of December 31, 2020 and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value:

Assets Measured at Fair Value on a Recurring Basis as of December 31, 2020:

Assets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2020
Cash equivalents	$ 4,404,043	-	-	$ 4,404,043
Total assets at fair value	$ 4,404,043	$ -	$ -	$ 4,404,043

There were no transfers in Level 3 assets during the year ended December 31, 2020.

The carrying amounts of the Company's other financial assets and liabilities approximate their fair value at December 31, 2020 due to the short-term nature of these assets and liabilities.

E. Retirement Plan

The Company participates in GBL's incentive savings plan (the "Plan"), covering substantially all employees. Company contributions to the Plan are determined annually by management of the Company and AC's Board of Directors but may not exceed the amount permitted as a deductible expense under the Internal Revenue Code.

G.research, LLC
(A Wholly-owned Subsidiary of Morgan Group Holding Co.)

Notes to Statement of Financial Condition (continued)

December 31, 2020

F. Income Taxes

On August 5, 2020, Associated Capital Group, Inc. distributed all its shares of Morgan Group Holdings, Co. ("Morgan"). Management concluded that the spin-off of the Morgan Group Holdings, Co. group represented a strategic shift pursuant to Accounting Standards Update No. 2014-08. For Federal income tax purposes, the transaction was considered a tax-free spin-off under IRC Section 355 and Morgan Group Holdings, Co. will be required to file standalone Federal and State tax returns from the date of the spin-off.

As of August 5, 2020, the Company's operations are included in the consolidated U.S. federal and certain state and local income tax returns of Associated Capital Group, Inc. The Company's federal and certain state and local income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit is either remitted to or received from AC using a benefits for loss approach such that net operating loss (or other tax attribute) is characterized as realized by the Company when those tax attributes are utilized in the consolidated tax return of AC. This is the case even if the Company would not otherwise have realized those tax attributes.

The Company, however, will be required to file its own federal, state and local income tax returns with its parent, Morgan Group, from the date of the spin-off.

G. Guarantees, Contingencies, and Commitments

The Company has agreed to indemnify its clearing brokers for losses they may sustain from the customer accounts that trade on margin introduced by the Company. At December 31, 2020, the total amount of customer balances subject to indemnification (i.e., unsecured margin debits) was immaterial. The Company also has entered into arrangements with various other third parties, many of which provide for indemnification of the third parties against losses, costs, claims and liabilities arising from the performance of the Company's obligations under the agreements. The Company has had no claims or payments pursuant to these or prior agreements, and management believes the likelihood of a claim being made is remote, and therefore, an accrual has not been made in the Statement of Financial Condition.

From time to time, the Company is named in legal actions and proceedings. These actions may seek substantial or indeterminate compensatory as well as punitive damages or injunctive relief. The Company is also subject to governmental or regulatory examinations or investigations. The examinations or investigations could result in adverse judgments, settlements, fines, injunctions, restitutions or other relief. The Company cannot predict the ultimate outcome of such matters. The Statement of Financial Condition includes the necessary accruals for losses, if any, that the Company believes are probable and estimable. Furthermore, the Company evaluates whether there exists losses which may be

G.research, LLC
(A Wholly-owned Subsidiary of Morgan Group Holding Co.)

Notes to Statement of Financial Condition (continued)

December 31, 2020

reasonably possible and, if material, makes the necessary disclosures. Such amounts, both those that are probable and those that are reasonably possible, are not considered material to the Company's Statement of Financial Condition.

H. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"), which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Company computes its net capital under the alternative method as permitted by the Rule, which requires that minimum net capital be the greater of $250,000 or 2% of the aggregate debit items in the reserve formula for those broker-dealers subject to Rule 15c3-3. The Company is exempt from Rule 15c3-3 pursuant to paragraph (k)(2)(ii) of that rule which exempts all customer transactions cleared through another broker-dealer on a fully disclosed basis. In addition, our assets at the clearing broker-dealer are treated as allowable assets for net capital purposes as we have in place PAIB agreements pursuant to Rule 15c3-3. These requirements also provide that equity capital may not be withdrawn, advances to affiliates may not be made or cash dividends paid if certain minimum net capital requirements are not met. The Company had net capital, as defined, of $3,490,673, exceeding the required amount of $250,000 by $3,240,673, at December 31, 2020.

I. Subsequent Events

The Company has evaluated subsequent events for adjustment to or disclosure in April 5, 2021, the date of this report and the Company has not identified any subsequent events not otherwise reported in these financial statements or the notes thereto, that required recognition or additional disclosures in the financial statements.